GOFF CORP.

3535 Executive Terminal Drive

Henderson, Nevada 89052

November 12, 2021

Via Edgar Correspondence

Matthew Crispino

Staff Attorney

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Goff Corp.
Amendment No. 1 to Registration Statement on Form 10 Filed September 28, 2021
File No. 0000-54912

Dear Mr. Crispino:

We have received your correspondence dated October 21, 2021. We have addressed your comments by reproducing them below and providing our response immediately thereafter.

Form 10 filed September 28, 2021

Forward Looking Statements, page 1

1.	We note your reference to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context, because the company is not currently a reporting company. See Section 27A(a)(1) of the Securities Act. Therefore, please either delete any references to the Private Securities Litigation Reform Act or make it clear that the safe harbor does not apply to this offering.

Response: We have deleted our reference to forward looking statements and, therefore, any reference to the Private Securities Litigation Reform Act.

Organizational History, page 2

2.	We note your disclosure with regard to the treatment of shares held by Warwick Calasse as treasury shares. Please provide your analysis as to why these shares should not be treated as issued and outstanding.

Response: We have revised our disclosure to treat the Series A preferred issued to Warwick Calasse as issued and outstanding and to make clear that Mr. Sharp has retained control of Goff Corp. through the issuance of 5,000,000 shares of Series A preferred and 1,000,000 shares of common stock.

Matthew Crispino

November 12, 2021

Risk Factors, page 5

3.	Please disclose the risks associated with being an emerging growth company. For example, emerging growth companies are not subject to compliance with certain accounting standards that are required of other public companies, and as such, your financials may not be comparable to those of other public companies due to your emerging growth company status. Furthermore, disclose the events that may cause you to lose your emerging growth company status.

Response: We have amended our disclosure to address the risks associated with being an emerging growth company and the events that may cause us to lose our emerging growth company status.

4.	We note that your majority shareholder owns 300,000 shares of Series A preferred stock, which have the voting power of 10,000 votes per share. Please disclose the risks associated with investing in a controlled company.
Response: We have amended our disclosure to address the risks for investors in purchasing shares in a controlled company.

General

5.	Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Esq., estern@cm.law, (301) 910-2030. If you cannot reach him, please contact the undersigned at george@george-sharp.com.

Sincerely,

/s/ George Sharp
George Sharp

cc:	Ernest Stern, Esq.